                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                          Talk America Holdings, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87426R202
                  ---------------------------------------------
                                 (CUSIP Number)

                               September 9, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [X] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [ ] Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.


         The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 11 pages

CUSIP NO. 87426R202
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       American International Group, Inc.
       I.R.S. Identification No. 13-2592361
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)      [ ]
                                                    (b)      [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated under the laws of the State of Delaware
--------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER
  NUMBER OF                            0
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                     3,526,496
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                              0
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                               3,526,496
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                            3,526,496
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                                             13.4%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

                                       HC

CUSIP NO. 87426R202
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


       AIG Global Investment Group, Inc.
       I.R.S. Identification No. 13-3870953
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                             (a)      [ ]
                                             (b)      [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

       Organized under the laws of the State of Delaware
--------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER
  NUMBER OF                            0
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                     3,526,496
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                              0
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                               3,526,496
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                            3,526,496
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                                             13.4%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON
                                       HC

CUSIP NO. 87426R202
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John McStay Investment Counsel, L.P.
       I.R.S. Identification No. 75-1910325
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)      [ ]
                                                    (b)      [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Organized under the laws of the State of Texas
--------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER
  NUMBER OF                            0
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                     3,515,311
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                              0
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                               3,515,311
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                            3,515,311
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                                             13.3%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

                                       IA

CUSIP NO. 87426R202
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       AIG Global Investment Corp.
       I.R.S. Identification No. 06-1078320
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                    (a)      [ ]
                                                    (b)      [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Organized under the laws of the State of New Jersey
--------------------------------------------------------------------------------
                        5.    SOLE VOTING POWER
  NUMBER OF                            0
   SHARES                     --------------------------------------------------
BENEFICIALLY            6.    SHARED VOTING POWER
  OWNED BY                     11,185
    EACH                      --------------------------------------------------
 REPORTING              7.    SOLE DISPOSITIVE POWER
   PERSON                              0
    WITH                      --------------------------------------------------
                        8.    SHARED DISPOSITIVE POWER
                               11,185
--------------------------------------------------------------------------------
  9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON
                                            11,185
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                                                     [ ]
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW  (9)
                                             .04%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON

                                       IA

ITEM 1 (a).       NAME OF ISSUER:

                  Talk America Holdings, Inc.

ITEM 1 (b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  12020 Sunrise Valley Drive
                  Suite 250
                  Reston, Virginia 20191

ITEM 2 (a).       NAME OF PERSON(S) FILING:

                  American International Group, Inc.

                  AIG Global Investment Group, Inc.

                  John McStay Investment Counsel, L.P.

                  AIG Global Investment Corp.


ITEM 2 (b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE(S):

                  American International Group, Inc.
                  70 Pine Street
                  New York, New York  10270

                  AIG Global Investment Group, Inc.
                  70 Pine Street
                  New York, New York 10270

                  John McStay Investment Counsel, L.P.
                  5949 Sherry Lane
                  Suite 1600
                  Dallas, Texas 75225

                  AIG Global Investment Corp.
                  175 Water Street
                  New York, New York 10038

ITEM 2 (c).       CITIZENSHIP:

                  The information requested hereunder is set forth under Item 4 of the cover pages to this Schedule 13G.

ITEM 2 (d).       TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value per share

ITEM 2 (e).       CUSIP NUMBER:  87426R202

ITEM 3.       TYPE OF PERSONS FILING:

                       American International Group, Inc.:

                       (g) Parent Holding Company, in accordance with Rule 13d-1(b) (ii) (G) promulgated under the Securities Exchange Act of 1934, as amended (the "Act")

                       AIG Global Investment Group, Inc.:

                       (g) Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) promulgated under the Act

                       John McStay Investment Counsel, L.P.

                       (e) Investment Adviser, in accordance with Rule 13d-1(b)(ii)(E) promulgated under the Act

                       AIG Global Investment Corp.

                       (e) Investment Adviser, in accordance with Rule 13d-1(b)(ii)(E) promulgated under the Act

 ITEM 4.               OWNERSHIP.

                       (a) through (c). The information requested hereunder is set forth under Items 5 through 9 and Item 11 of the cover pages to this Schedule 13G.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS.

                       Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                       ANOTHER PERSON.

                       Not applicable.

ITEM 7.       IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
                       WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                       See Exhibit 1 attached hereto for the information requested hereunder with respect to the relevant subsidiaries of American International Group, Inc.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                       GROUP.

                       Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

                       Not applicable.

ITEM 10.      CERTIFICATION.

                      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 1, 2003

                          AMERICAN INTERNATIONAL GROUP, INC.


                          By /s/ Kathleen E. Shannon
                          -------------------------------------------
                          Name: Kathleen E. Shannon
                          Title:    Senior Vice President and
                                    Secretary


                          AIG GLOBAL INVESTMENT GROUP, INC.


                          By /s/ Win J. Neuger
                          -------------------------------------------
                          Name: Win J. Neuger
                          Title: Chairman and Chief Executive Officer


                          JOHN McSTAY INVESTMENT COUNSEL, L.P.


                          By /s/ Win J. Neuger
                          -------------------------------------------
                          Name: Win J. Neuger
                          Title: Attorney-in-Fact


                          AIG GLOBAL INVESTMENT CORP.


                          By /s/ Win J. Neuger
                          -------------------------------------------
                          Name: Win J. Neuger
                          Title: Chairman and Chief Executive Officer

                                  EXHIBIT INDEX



Exhibit 1 Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company

Exhibit 2     Agreement of Joint Filing

                                                                       Exhibit 1

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.


          American International Group, Inc. -- Subsidiary Information


AIG Global Investment Group, Inc.:

          Parent Holding Company or Control Person pursuant to Rule 13d-1(b)(ii)(G)

           Category Symbol:           HC




John McStay Investment Counsel, L.P.:

          Investment Adviser pursuant to Rule 13d-1(b)(ii)(E)

           Category Symbol:           IA


AIG Global Investment Corp.:

          Investment Adviser pursuant to Rule 13d-1(b)(ii)(E)

           Category Symbol:           IA

                                                                       Exhibit 2

                            AGREEMENT OF JOINT FILING

                  In accordance with Rule 13d-1(f), promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a Statement on Schedule 13G, and any amendments thereto, with respect to the Common Stock, $.01 par value per share, of Talk America Holdings, Inc. and that this Agreement may be included as an Exhibit to such filing.

                  Each of the undersigned parties represents and warrants to the other that the information contained in any amendment thereto about it will be, true, correct and complete in all material respects and in accordance with all applicable laws. Each of the undersigned parties agrees to inform the other of any changes in such information or of any additional information which would require any amendment to the Schedule 13G and to promptly file such amendment.

                  Each of the undersigned parties agrees to indemnify the other for any losses, claims, liabilities or expenses (including reasonable legal fees and expenses) resulting from, or arising in connection with, the breach by such party of any representations, warranties or agreements in this Agreement.

                  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall be deemed to constitute one and the same Agreement.

                  IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of October 1, 2003.

                          AMERICAN INTERNATIONAL GROUP, INC.


                          By /s/ Kathleen E. Shannon
                          -------------------------------------------
                          Name: Kathleen E. Shannon
                          Title:    Senior Vice President and
                                    Secretary


                          AIG GLOBAL INVESTMENT GROUP, INC.


                          By /s/ Win J. Neuger
                          -------------------------------------------
                          Name:  Win J. Neuger
                          Title: Chairman and Chief Executive Officer



                          JOHN McSTAY INVESTMENT COUNSEL, L.P.


                          By /s/ Win J. Neuger
                          -------------------------------------------
                          Name: Win J. Neuger
                          Title: Attorney-in-Fact


                          AIG GLOBAL INVESTMENT CORP.


                          By /s/ Win J. Neuger
                          -------------------------------------------
                          Name: Win J. Neuger
                          Title: Chairman and Chief Executive Officer